Exhibit (a)(5)(c)

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*8586381*

ROBBINS GELLER RUDMAN

& DOWD LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529) DAVID T. WISSBROECKER (243867)

EUN JIN LEE (264208)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

FILED

ALAMEDA COUNTY

MAY 21 2010 CLERK OF THE SUPERIOR COURT By [ILLEGIBLE]

Attorneys for Plaintiff [Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA COUNTY OF ALAMEDA

VIA FAX

Case No. 10516213

CITY OF PONTIAC GENERAL EMPLOYEES’ RETIREMENT SYSTEM,

Individually and on Behalf of All Others

Similarly Situated,

CLASS ACTION

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff,

vs.

SYBASE, INC.,

JOHN S. CHEN,

CECILIA CLAUDIO,

RICHARD C. ALBERDING,

ROBERT P. WAYMAN,

JACK E. SUM,

MICHAEL A. DANIELS,

L. WILLIAM KRAUSE,

ALAN B. SALISBURY and

DOES 1-25, inclusive,

Defendants.

DEMAND FOR JURY TRIAL

FILE BY FAX

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

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1. This is a shareholder class action brought by a shareholder of Sybase, Inc. (“Sybase” or the “Company”) on behalf of the public holders of Sybase common stock. The action is brought against the members of the Company’s Board of Directors (the “Board”) arising out of their breaches of fiduciary duty in connection with their attempts to complete the sale of Sybase to SAP AG, SAP America, Inc., and Sheffield Acquisition Corp. (collectively, “SAP”) via an unfair process and at an unfair price (the “Proposed Acquisition”). The Board was aided and abetted at all times by the Company. This action seeks equitable relief only.

2. Sybase is an enterprise software and services company. Sybase has been so successful that each quarter extending back for many quarters it has reported record results, and each quarter it has had to raise the earnings guidance it has provided to the market. Over the past year alone, Sybase has been so successful that not only has its stock price nearly doubled, but its cash reserves have nearly doubled as well. It has far outperformed other companies, including SAP, as shown below:

Price history – US SY (1/1/2009 – 5/11/2010)

1/1/2009 4/1/20105/11/2010 1/1/2009 4/1/2009 7/1/2009 10/1/2009 1/1/2010

90%

80%

70%

60%

50%

40%

30%

20%

10%

0%

-10%

-20%

Sybase Inc SAP Aktlengesellschaft ADR Rep 1 Ord Shs

3. With no end in sight to the Company's dramatic and increasing success, it came as a surprise, and extreme disappointment, to the Company’s public shareholders when, on May 12,2010, the Company announced that it had agreed to be acquired by SAP for a mere $65 per share. The Proposed Acquisition is being touted to shareholders as offering them a premium to the price of their shares. But this “premium” is actually being paid for by Sybase stockholders themselves. Sybase had cash reserves of $1.3 billion as of April 2010. That equates to nearly $16 per share, which, when added

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to the recent highs in excess of $48 per share achieved by the Company’s stock, means Sybase shareholders are receiving basically no premium whatsoever for their stock. This also means that Sybase shareholders are, in practical terms, not receiving the benefit of any of the merger synergies that they are entitled to on the deal,

4. Sybase insiders, on the other hand, have made sure that their own personal interests are protected — indeed, they have extracted an agreement from SAP to retain Sybase management and even promote Sybase insiders to SAP’s Executive Board. And, to lock up these benefits and ensure that Sybase is delivered into the hands of SAP, Sybase insiders have agreed to onerous deal protection devices, including maintaining a “poison pill” shareholder rights plan. Meanwhile, Sybase’s public shareholders will have no opportunity to share in any further gains for the Company. In short, the Proposed Acquisition is at an unfair price and is the result of an unfair process.

5. In pursuing the unlawful plan to sell Sybase, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class (as defined herein), seeks to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Acquisition, that the Proposed Acquisition is conducted in a manner that is not overtly improper, unfair and unlawful, and is conducted in a manner that maximizes shareholder value.

JURISDICTION AND VENUE

6. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County. Sybase’s principal place of business is located at One Sybase Drive, Dublin, California 94568.

PARTIES

8. Plaintiff City of Pontiac General Employees’ Retirement System is and was at all times relevant hereto a shareholder of Sybase.

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9. Defendant Sybase is a Delaware corporation headquartered in Dublin, California and is publicly traded on the NYSE under the symbol “SY.” Sybase delivers enterprise software and services to manage, analyze and mobilize information. The Company provides open, cross-platform solutions that deliver information anytime, anywhere, providing decision-ready information to the right people at the right time. Sybase delivers a range of solutions to ensure that customer information is securely managed and mobilized to the point of action, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services. The Company operates through three segments: Infrastructure Platform Group (IPG), iAnywhere Solutions (iAS) and Sybase 365 (Sybase 365). IPG focuses on enterprise class database servers, integration and development products. iAS provides mobile database and mobile enterprise solutions. Sybase 365 provides global services for mobile messaging interoperability and the management and distribution of mobile content.

10. Defendant John S. Chen (“Chen”) is the President, Chief Executive Officer and Chairman of the Board of the Company. Chen has secured continuing employment with SAP for himself and other Company insiders, as well as a seat on SAP’s Executive Board.

11. Defendant Cecilia Claudio (“Claudio”) is a director of the Company. Claudio is currently a senior executive at Hewlett-Packard Company (“HP”). HP has substantial partnership interests with SAP.

12. Defendant Richard C. Alberding (“Aberding”) is a director of the Company. Aberding served as a senior executive at HP for decades. HP has substantial partnership interests with SAP.

13. Defendant Robert P. Wayman (“Wayman”) is a director of the Company. Wayman served as a senior executive at HP for decades. HP has substantial partnership interests with SAP.

14. Defendant Jack E. Sum (“Sum”) is a director of the Company. Sum served as a partner at PricewaterhouseCoopers LLP (“PwC”) for decades. PwC has substantial partnership interests with SAP.

15. Defendant Michael A. Daniels (“Daniels”) is a director of the Company.

16. Defendant L. William Krause (“Krause”) is a director of the Company.

17. Defendant Alan B. Salisbury (“Salisbury”) is a director of the Company.

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18. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

19. The defendants named above in 0-17 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

20. By reason of defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Sybase and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

21. The claims are brought under Delaware state law. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break up of the corporation’s assets, the directors and officers have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

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22. In accordance with their duties of loyalty, care and good faith, and in connection with negotiating and agreeing to the Proposed Acquisition, the Individual Defendants, as directors and/or officers of Sybase, are obligated to refrain from:

(a) participating in or permitting any transaction where the directors’ or officers’

loyalties are divided;

(b) participating in or permitting any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders, or permitting other officers or directors to do so;

(d) structuring a sales process for the Company to favor directors, officers and/or other Company insiders for reasons unrelated to the directors’ duty to seek the best price available for the Company’s shareholders;

(e) engaging in any conduct in the context of a sales process for the Company that favors one bidder for the Company over another in derogation of the directors’ duty to seek the best price available for the Company’s shareholders; and

(f) failing to disclose and/or misrepresenting material information about the Company, the sales process for the Company and the Company’s financial prospects going forward when seeking shareholder support of a merger transaction.

23. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the proposed sale of Sybase, are violating the fiduciary duties owed to plaintiff and the other public shareholders of Sybase, including their duties of loyalty, good faith and independence, insofar as they stand on both sides of the transaction and are engaging in self-dealing and obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class, and have failed and are failing to provide shareholders with all material information concerning the Proposed Acquisition.

24. By virtue of their positions as directors and/or officers of Sybase and/or their exercise of control and ownership over the business and corporate affairs of Sybase, the Individual Defendants

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have, and at all relevant times had, the power to control and influence and did control and influence and cause Sybase to engage in the practices complained of herein. Each defendant herein is sued individually and as an aider and abettor and in his or her capacity as a director of Sybase. The liability of each of the defendants arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

25. Because the Individual Defendants are breaching and have breached their duties of loyalty, good faith and independence in connection with the proposed sale of Sybase, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action individually and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of all holders of Sybase common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. According to Sybase’s United States Securities and Exchange Commission (“SEC”) filings, there were 86,860,852 shares of Sybase common stock outstanding as of April 30, 2010.

29. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

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(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Sybase;

(d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f) whether defendants have failed to provide all material information to shareholders in connection with the Proposed Acquisition; and

(g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

30. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect, to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

33. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

35. Sybase is an enterprise software and services company. Sybase has been so successful that each quarter extending back for many quarters it has reported record results, and each quarter it has had to raise the earnings guidance it has provided to the market. Over the past year alone, Sybase has

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been so successful that not only has its stock price nearly doubled, but its cash reserves have nearly doubled as well.

36. For example, in an April 22, 2010 press release entitled “Sybase Delivers Record First Quarter Results, Driven by 10% License Growth, 23 % Messaging Growth, and 42% GAAP Net Income Growth,” Sybase reported, in pertinent part:

Sybase, Inc., an industry leader in enterprise and mobile software, today reported financial results for the first quarter ended March 31, 2010.

Highlights

•Historical first quarter records achieved in total revenue, operating income, operating margin, net income, EPS, and cash flow from operations

•Total revenue up 10% year over year

•Database license revenue increased 25%

•GAAP operating income up 30% to $74.1 million, representing operating margin of 25%

• Non-GAAP operating income up 28% to $88.4 million, representing operating margin of 30%

•GAAP EPS up 36% to $0.45, non-GAAP EPS up 24% to $0.60

•Cash flow from operations of $99.3 million

2010 First Quarter Results

Total revenue for the first quarter of 2010 grew 10% to $294.0 million compared 19 to $267.5 million in the first quarter of 2009. License revenue grew 10% to $98.6 million, compared to $89.3 million in the first quarter of 2009. Services revenue grew 5% to $142.4 million, and messaging revenue grew 23% to $53.0 million in the first quarter of 2010.

Operating income calculated in accordance with generally accepted accounting 22 principles (GAAP) for the first quarter increased 30% year over year to $74.1 million, representing an operating margin of 25%.

For the quarter, GAAP net income grew 42% year over year to $39.9 million.

GAAP earnings per diluted share (EPS) grew 36% year over year to $0.45.

Non-GAAP operating income for the first quarter of 2010 increased 28% year over year to $88.4 million, representing a 30% operating margin.

Non-GAAP net income for the first quarter grew 28% year over year to $52.5 27 million. Non-GAAP EPS grew 24% year over year to $0.60.

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Non-GAAP amounts exclude the amortization of certain purchased intangibles, stock-based compensation, restructuring costs, charges related to the impairment of auction rate securities, imputed interest related to our convertible debt, gains or losses on assets held for employees in a deferred compensation plan, and the tax effect of these and related items.

Accompanying this release is a reconciliation from GAAP to non-GAAP amounts for the first quarter of 2010 and the comparable prior-year period.

Cash flow from operations was $99.3 million in the quarter.

“2010 is off to a strong start for Sybase,” stated Chairman, CEO and President 7 of Sybase John Chen. “We achieved historical first-quarter highs in revenue, operating margins, earnings, and cash flow.”

Added Mr. Chen, “Expansion of data, mobile devices, and real-time computing is driving adoption of our Unwired Enterprise strategy and stimulating demand for our data management, analytics, and mobility offerings.

“We made progress across our product stack as we launched innovative new solutions in the quarter, including the ASE In-Memory Database option, Operator Analytics 365, Mobile CRM for SAP, and Mobile Workflow for SAP, among others.

“Due to our stronger-than-expected Ql results, we are raising our guidance for full-year earnings and cash flow. For the balance of the year, we remain focused on investments in product innovation, partnerships, and sales channels to capitalize on both mid- and long-term opportunities,” concluded Mr. Chen.

Balance Sheet and Other Data

At March 31,2010, Sybase reported $1.3 billion in cash and cash investments.

37. In a January 28,2010 press release entitled “Sybase Delivers Best Quarter in Company History, Resulting in Third Consecutive Year of Record Revenue, Earnings, and Cash Flow,” Sybase reported, in pertinent part:

Sybase, Inc., an industry leader in enterprise and mobile software, today reported financial results for the fourth quarter and full year ended December 31, 2009.

Record Achievements:

•Total revenue of $331.7 million for Q409 and $ 1.17 billion for full year

•Messaging revenue of $56.2 million for Q409 and $196.6 million for full year

•GAAP operating margin of 30% for Q409 and 25% for full year

•GAAP operating income of $98.6 million for Q409 and $289.7 million for full year

•Non-GAAP operating margin of 35% for Q409 and 30% for full year

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• Non-GAAP operating income of $115.0 million for Q409 and $349.0 million for full year

• GAAP EPS of $1.86 for full year

• Non-GAAP EPS of $0.80 for Q409 and $2.48 for full year

• Cash flow from operations of $113.5 million for Q409 and $384.1 million for full year

Other Highlights

• Q409 total revenue up 9% year over year

• Database license revenue increased 9% for Q409 and 22% for full year

• Messaging services increased 30% for Q409 and 12% for full year

• GAAP operating income up 41 % for Q409 and 3 8% for full year

• Non-GAAP operating income up 34% for Q409 and 31 % for full year

• GAAP EPS of $0.66, up 22% for Q409

• Cash flow from operations increased 34% for Q409 and 30% for full year

2009 Fourth Quarter Results

Total revenue for the fourth quarter of 2009 grew 9% to $331.7 million compared with $305.1 million in the fourth quarter of 2008. The company reported license revenue of $123.2 million, services revenue of $152.2 million, and messaging revenue of $56.2 million in the 2009 fourth quarter.

Operating income calculated in accordance with generally accepted accounting principles (GAAP) for the fourth quarter increased 41 % year over year to $98.6 million, representing an operating margin of 30%.

For the quarter, GAAP net income grew 34% year over year to $59.8 million. GAAP earnings per diluted share (EPS) grew 22% year over year to $0.66. This compares with 2008 fourth quarter GAAP net income of $44.6 million and GAAP EPS of$0.54.

Non-GAAP operating income for the 2009 fourth quarter increased 34% year over year to $ 115.0 million, representing a 35% operating margin.

Non-GAAP net income for the fourth quarter grew 14% year over year to $72.4 million. Non-GAAP EPS grew 4% year over year to $0,80.

Non-GAAP amounts exclude the amortization of certain purchased intangibles, stock-based compensation, restructuring costs, charges related to the impairment of auction rate securities, imputed interest related to our convertible debt, gains or losses on assets held for employees in a deferred compensation plan, and the tax effect of these and related items.

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Accompanying this release is a reconciliation from GAAP to non-GAAP amounts for the fourth quarter of 2009 and the year ended December 31,2009 and the comparable prior-year periods.

Cash flow from operations increased 34% year over year to $ 113.5 million in the quarter.

2009 Full-Year Results

Total revenue for 2009 increased 3% year over year to $ 1.17 billion. License revenue for the year increased 5% year over year to $402.8 million. Services revenue was flat at $571.2 million, and messaging revenue increased 12% year over year to $196.6 million.

GAAP operating income increased 38% year over year to $289.7 million, representing a GAAP operating margin of 25%. GAAP net income grew 28% year over year to $164.0 million, and GAAP EPS grew 27% year over year to $1.86.

Non-GAAP operating income increased 31% year over year to $349.0 million, representing a non-GAAP operating margin of 30%. Non-GAAP net income grew 16% year over year to $218.9 million, or non-GAAP EPS of $2.48.

Cash flow from operations increased 30% year overyear to $384.1 million.

’We are very pleased to deliver another record quarter, culminating in a third consecutive year of record revenue, earnings and cash flow,” stated Chairman, CEO and President of Sybase John Chen.

“2009 marked a year of major accomplishments for Sybase as we strengthened our leadership position in enterprise computing. We secured key mobility partnerships with SAP, Verizon, Samsung and IBM and delivered innovative products in analytics, enterprise mobility, and mobile commerce. In the process, we garnered recognition for leadership in our key growth markets.

“As a result, we enter 2010 well positioned for continued momentum and ongoing market share gains as our vision increasingly resonates with our expanding customer and partner ecosystem," concluded Mr. Chen.

Balance Sheet and Other Data

At December 31, 2009, Sybase reported $1.3 billion in cash and cash investments, including restricted cash of $18.0 million.

. In an October 22, 2009 press release entitled “Sybase Reports Record Third Quarter Revenue and Earnings, Driven By 32% Database License Growth and 18% Messaging Growth,”

Sybase reported, in pertinent part:

Sybase, Inc., an industry leader in delivering enterprise and mobile software, today 26 reported financial results for the third quarter ended September 30, 2009.

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Highlights:

• Historical third quarter records achieved in total revenue, operating income, operating margin, net income, EPS, and cash flow from operations

• Database license revenue increased 32% and 35% in constant currency

• Messaging services increased 18% and 23% in constant currency

• GAAP operating income up 34% to $70.9 million, representing operating margin of 24%

• Non-GAAP operating income up 28% to $86.9 million, representing operating margin of 30%

• GAAP EPS up 17% to $0.43, non-GAAP EPS up 16% to $0.63

• Cash flow from operations increased 95% to $104.9 million

2009 Third Quarter Results

Total revenue for the third quarter of 2009 was $293.4 million compared with $284.0 million in the third quarter of 2008. License revenue grew to $96.2 million versus $92.9 million in the third quarter of 2008. Services revenue was $144.4 million, and messaging revenue was $52.8 million in the 2009 third quarter.

Sybase’s third quarter total revenue reflects a 3% negative impact from foreign currency exchange rates. Absent the impact of currency, license revenue and total revenue both increased 6% year over year.

Operating income calculated in accordance with generally accepted accounting principles (GAAP) for the third quarter increased 34% year over year to $70.9 million, representing an operating margin of 24%.

For the quarter, the company reported GAAP net income of $38.5 million and GAAP earnings per diluted share (EPS) of $0.43. This compares with 2008 third quarter GAAP net income of $32.1 million and GAAP EPS of $0.37.

Non-GAAP operating income for the 2009 third quarter increased 28% year over year to $86.9 million, representing a 30% operating margin.

Non-GAAP net income for the third quarter grew 18% year over year to $56.0 million. Non-GAAP EPS grew 16% year over year to $0.63.

Non-GAAP amounts exclude the amortization of certain purchased intangibles, stock-based compensation, restructuring costs, charges related to the impairment of auction rate securities, imputed interest related to our convertible debt, gains or losses on assets held for employees in a deferred compensation plan, and the tax effect of these and related items.

Accompanying this release is a reconciliation from GAAP to non-GAAP amounts for the third quarters of 2008 and 2009.

Cash flow from operations was $104.9 million in the quarter.

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Chairman, CEO and President of Sybase John Chen stated,“ We are very pleased to deliver all-time third-quarter highs in total revenue, operating margin, net income, and cash flow from operations. Our performance was driven by solid growth in analytics and messaging services.”

Added Mr. Chen, “We are most encouraged by the strategic business wins we secured during the quarter with Verizon, Siemens, and IBM to build mobile applications on Sybase technology. These wins extend our position as the global leader in mobile middleware, mobile device management, and mCommerce.

“Due to our stronger-than-expected performance year to date, we are on pace to achieve our third consecutive record year, and we are again raising our full-year 2009 outlook,” concluded Mr. Chen.

Balance Sheet and Other Data

At September 30, 2009, Sybase reported $1.2 billion in cash and cash investments, including restricted cash of $ 18.0 million.

39. In a July 21,2009 press release entitled “Sybase Reports Double-Digit Growth in Second

Quarter Database License Revenue, Operating Income, and Earnings,” Sybase reported, in pertinent part:

Sybase, Inc., the largest enterprise software and services company exclusively focused 14 on managing and mobilizing information, today reported financial results for the second quarter ended June 30, 2009.

Highlights:

•Historical second quarter records achieved in operating income, operating margin, net income, EPS, and cash flow

•License revenue increased 4% year over year and 11 % in constant currency

•Database license revenue increased 23% and 30% in constant currency Mobile software license revenue increased 4% and 11% in constant currency

• GAAP operating income up 24% to $63.3 million, representing operating margin of 23%

• Non-GAAP operating income up 23% to $78.3 million, representing operating margin of 28%

• GAAP EPS up 28% to $0.43, non-GAAP EPS up 16% to $0.56

• Cash flow from operations increased 9% to $68.3 million 27

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2009 Second Quarter Results

Total revenue for the second quarter of 2009 was $278.0 million from $282.7 million in the second quarter of 2008. License revenue grew to $94.1 million compared to $90.5 million in the second quarter of 2008. Services revenue was $139.6 million, and messaging revenue was $44.2 million in the 2009 second quarter.

Sybase’s second quarter total revenue reflects a 7% negative impact from foreign currency exchange rates. Absent the impact of currency, total revenue increased 5% year over year, and license revenue increased 11% year over year.

Operating income calculated in accordance with generally accepted accounting principles (GAAP) for the second quarter increased 24% year over year to $63.3 million, representing an operating margin of 23%.

For the quarter, the company reported GAAP net income of $37.6 million and GAAP earnings per diluted share (EPS) of $0.43. This compares with 2008 second quarter GAAP net income of $29.8 million and GAAP EPS of $0.33.

Non-GAAP operating income for the 2009 second quarter increased 23% year over year to $78.3 million, representing a 28% operating margin.

Non-GAAP net income for the second quarter grew 14% year over year to $49.4 million. Non-GAAP EPS grew 16% year over year to $0.56.

Non-GAAP amounts exclude the amortization of certain purchased intangibles, stock-based compensation, restructuring costs, charges related to the impairment of auction rate securities, imputed interest related to our convertible debt, gains or losses on assets held for employees in a deferred compensation plan, and the tax effect of these and related items.

Accompanying this release is a reconciliation from GAAP to non-GAAP amounts for the second quarters of 2008 and 2009.

Cash flow from operations was $68.3 million in the quarter.

Chairman, CEO and President of Sybase John Chen stated, “We are pleased to deliver another record performance in these challenging economic times, highlighted by second quarter all-time highs in operating margin, net income, and cash flow, as well as double-digit growth in database license revenue, operating income, and earnings.

“We also experienced momentum in our key growth initiatives including analytics, enterprise mobility and mobile commerce,” added Mr. Chen. “During the quarter, we launched risk analytics with time series capabilities, expanded partnerships with the Sybase Unwired Platform, and were selected to provide the technology platform on a number of mBanking and mCommerce opportunities.

“Due to our stronger-than-expected performance in the first half of this year, we are raising our full-year 2009 financial guidance for the second time this year,” concluded Mr. Chen.

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Balance Sheet and Other Data

At June 30, 2009, Sybase reported $816.8 million in cash and cash investments, including restricted cash of $18.0 million.

40. In an April 22, 2009 press release entitled “Sybase Reports Best-Ever First Quarter Results, Driven by Year-Over-Year Growth of 14% in License Revenue And 57% Jump in Operating Income,“ Sybase reported, in pertinent part:

Sybase, Inc., the largest enterprise software and services company exclusively focused on managing and mobilizing information, today reported financial results for the first quarter ended March 31, 2009.

Highlights:

License revenue increased 14% year over year and 19% year over year in constant currency

Database license revenues increased 31% year over year

GAAP operating income up 57% to $56.9 million, representing operating margin of 21%

Non-GAAP operating income up 41% to $68.9 million, representing operating margin of 26%

GAAP EPS up 39% to $0.33, non-GAAP EPS up 25% to $0.49

Highest-ever quarterly cash flow from operations of $97.4 million 2009 First Quarter Results

Total revenue for the first quarter of 2009 increased to $267.5 million from $260.1 million in the first quarter of 2008. License revenue grew to $89.3 million compared to $78.1 million in the first quarter of 2008. Services revenue was $135.0 million, and messaging revenue was $43.3 million in the 2009 first quarter.

Sybase’s first quarter total revenue reflects a 6% negative impact from foreign currency exchange rates. Absent the impact of currency, total revenue increased 9% year over year, and license revenue increased 19% year over year.

Operating income calculated in accordance with generally accepted accounting principles (GAAP) for the first quarter increased 57% year over year to $56.9 million, representing an operating margin of 21%.

For the quarter, the company reported GAAP net income of $28.1 million and GAAP earnings per diluted share (EPS) of $0.33. This compares with 2008 first quarter GAAP net income of $21.7 million and GAAP EPS of $0.24.

Non-GAAP operating income for the 2009 first quarter increased 41% year over year to $68.9 million, representing a 26% operating margin.

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Non-GAAP net income for the first quarter grew 16% year over year to $41.1 million. Non-GAAP EPS grew 25% year over year to $0.49.

Non-GAAP amounts exclude the amortization of certain purchased intangibles,

stock-based compensation, restructuring costs, charges related to the impairment of auction rate securities, imputed interest related to our convertible debt, gains or losses on assets held for employees in a deferred compensation plan, and the tax effect of these and related items.

Accompanying this release is a reconciliation from GAAP to non-GAAP amounts for the first quarters of 2008 and 2009.

Cash flow from operations was $97.4 million in the quarter.

Chairman, CEO and President of Sybase John Chen stated, “Sybase continues to execute well in a challenging environment, allowing us to take share from our competitors. We generated growth across our key data management, analytics, and mobility products. Despite a strong foreign currency headwind, we delivered our sixth consecutive record quarter, including historical first quarter highs in total revenue, operating margin, earnings, and cash flow.

“Additional Q1 highlights included a number of exciting product and partner initiatives that position Sybase for further market share gains. We launched IQ 15, risk analytics with complex event processing, Mobile Office for the iPhone, and mobile payment services. Also in the quarter, SAP – 40 million licensed users – chose the new Sybase Unwired Platform to extend SAP Business Suite functionality to all major mobile device platforms,” added Mr. Chen.

“We enter Q2 with a healthy business pipeline and compelling product portfolio. We will continue to invest and manage expenses with discipline. I remain optimistic in our ability to execute well, and we are raising our full year earnings and cash flow guidance,” concluded Mr. Chen.

Balance Sheet and Other Data

At March 31, 2009, Sybase reported $708.5 million in cash and cash investments, including restricted cash of $2.7 million.

41. The foregoing is only the proverbial tip of the iceberg. Record results for Sybase, and heightened market guidance, extend back for many quarters beyond just the five most recent ones set forth above. In short, as a stand-alone company, there is no end in sight to the Company’s dramatic and increasing success. But defendants have acted to terminate the Company’s stand-alone existence, and to seize the Company’s future prospects for themselves and SAP, at the expense and to the detriment of plaintiff and the Class.

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THE PROPOSED ACQUISITION

42. In a May 12, 2010 press release entitled “SAP to Acquire Sybase, Inc.; Strategic Move to Accelerate the Reach of SAP® Solutions across Mobile Platforms, Help Companies Manage and Analyze Business Information and Processes on Any Device,” SAP and Sybase stated, in pertinent part:

SAP and Sybase, Inc., Dublin, California (USA) today announced that SAP’s subsidiary, SAP America, Inc., has signed a definitive merger agreement to acquire Sybase, Inc., in a transaction that will bring the two information technology (IT) leaders together to enable companies to become better-run “unwired enterprises.” As a result of this transaction, customers will be able to better harness today’s explosion of data and deliver information and insight in real time to business consumers wherever they work so they can make faster, more informed decisions. Companies will benefit from greater productivity, speed and agility to help their businesses grow. Under the terms and conditions of the merger agreement, SAP America, Inc., will make an all cash tender offer for all of the outstanding shares of Sybase common stock at $65.00 per share, representing an enterprise value of approximately $5.8 billion.

The per share purchase price represents a 44% premium over the three-month average stock price of Sybase. The transaction will be funded from SAP’s cash on hand and a €2.75 billion loan facility arranged and underwritten by Barclays Capital and Deutsche Bank.

The Sybase board of directors has unanimously approved the transaction. The closing of the tender offer is conditioned on the tender of a majority of the outstanding shares of Sybase’s common stock on a fully diluted basis and clearance by the relevant antitrust authorities.

SAP and Sybase to Benefit from Synergies

Both SAP and Sybase will benefit from synergies across product lines and markets. SAP will accelerate the reach of its solutions across mobile platforms and drive forward the realization of its in-memory computing vision. This will drive higher user adoption of SAP software and unlock significant business value out of existing customer investments. In addition, Sybase’s innovative mobile platform can connect all applications and data (SAP and non-SAP) and enable them on mobile devices. SAP, Sybase and their customers will be able to tap into Sybase’s messaging network to reach 4 billion mobile subscribers through 850+ operator relationships worldwide and engage their consumers via alerts, transactions and promotions on their mobile devices.

For Sybase, SAP in-memory technology will provide the opportunity for dramatic performance improvements to its analytic processing capabilities. Sybase will also be able to bring its complex event processing and analytics expertise, which was built in the financial sector, to customers in other industries, markets and product areas in which SAP has a complementary, strong presence. Finally, Sybase’s core database business will be enhanced by SAP in-memory technology to deliver integrated transactional and analytical capabilities. At the same time, SAP reinforced its dedication to customer choice by stating that it will continue its commitment to supporting leading database vendors.

The synergies between the two companies will also expand opportunities for the SAP and Sybase ecosystems. Software and implementation partners can capture new opportunities by innovating on Sybase’s market-leading mobile platform, which will

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make it easier to create, deliver and securely manage mobile enterprise applications across major device types.

SAP and Sybase Stronger Together

“With this transaction, SAP will dramatically expand its addressable market by making available its market-leading solutions to hundreds of millions of mobile users, combining the world’s best business software with the world’s most powerful mobile infrastructure platform,” said Bill McDermott, co-CEO of SAP and member of the SAP Executive Board. “This is a game-changing transaction for SAP and Sybase customers, who will be better able to connect their employees with key functionality and information from anywhere and make it easier for companies to make faster, more informed business decisions in real time. With SAP’s customer-centric approach, we are resolute in our commitment to support Sybase customers to be best-run businesses.”

SAP said it will continue to support each organization’s product road map while enhancing products to help customers derive additional value from existing investments. It also stated that both companies’ development organizations would remain intact, with the opportunity to cross-collaborate to increase innovation for customers.

Headquartered in Dublin, California, Sybase delivers a range of solutions to ensure that customer information is securely managed and mobilized to the point of action, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services.

“Mobile devices are becoming the preferred interaction point with business applications, whether the user is a factory supervisor, a retail manager or an entrepreneur in a developing nation,” said Jim Hagemann Snabe, co-CEO of SAP and member of the SAP Executive Board. “The combination of SAP and Sybase will give users the option of running their operations from leading mobile devices and will unleash the full power of mobility, including messaging interoperability, content delivery and mobile commerce services, across all companies and roles and in any location. In addition, innovation around Sybase’s established database business will pave the way for ‘real’ real-time analytics and finally remove the decade-old barrier between business applications and business intelligence.”

Sybase to Operate Stand-Alone

The two companies announced that Sybase will operate as a standalone unit under the name “Sybase, an SAP Company.” Sybase’s management team will continue to run the business. The SAP Executive Board plans to propose to the Supervisory Board to appoint the Chairman and CEO of Sybase to SAP’s Executive Board.

“This transaction better positions SAP and Sybase to bring remarkable benefits of mobility and real-time information to our customers’ existing technology investments,” said Vishal Sikka, Chief Technology Officer and member of the SAP executive board in charge of Technology and Innovation. “SAP’s in-memory computing technology is already revolutionizing business analytics and will bring a paradigm shift to enterprise data management for all applications. The in-memory team within SAP will continue its current mission to innovate in-memory technology and these innovations will enable both SAP and Sybase to bring unprecedented value to their customers.”

“This combination is a transformative event in the software industry,” said John Chen, CEO of Sybase, Inc. “SAP’s in-memory technology in combination with

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Sybase’s database technology will revolutionize how transactional and analytic applications are built, benefiting all businesses. Further, by combining the market leader in enterprise applications with the market leader in enterprise mobility, companies around the world will be able to run their business from many devices. This will drive a new wave of enterprise productivity. The combined SAP/Sybase will be able to provide a software offering that enables companies to transform their businesses in an increasingly data-, consumer- and mobile-centric world.”

Transaction Expected to Be Accretive to SAP’s Earnings per Share on a non-IFRS Basis in 2010 and Beyond

The transaction is expected to close during the third quarter of 2010 and will be immediately accretive to SAP’s earnings per share on a non-IFRS adjusted basis. SAP expects the combination to deliver synergies through both revenue enhancement and the realization of cost efficiencies. Additional details regarding specific product, go-to-market and other integration details will be provided after the transaction is complete.

43. To lock up the deal and deliver the Company to SAP, while ensuring the receipt of their own personal benefits, defendants have agreed to onerous deal protection devices, including maintenance of a poison pill.

SELF-DEALING

44. By reason of their positions with Sybase, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Sybase, and especially the true value and expected increased future value of Sybase and its assets, which they have not disclosed to Sybase’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Sybase’s public shareholders.

45. The proposed sale is wrongful, unfair and harmful to Sybase’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.

46. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

Withdraw their consent to the sale of Sybase and allow the shares to trade freely, 27 without impediments, and undertake a fair and open sales process directed towards maximizing shareholder value.

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Redeem or rescind any impermissible preclusive and coercive deal protection devices defendants may have included in the merger agreement with SAP that make competing offers for the Company unlikely.

Act independently so that the interests of Sybase’s public shareholders will be protected.

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Sybase’s public shareholders.

Disclose all material information about the Proposed Acquisition, including, among other things, the sales process for the Company, the Company’s intrinsic value and prospects going forward, conflicts of interest that impinged on the sales process, and the financial analyses underlying the fairness opinion of the Company’s financial advisor.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

47. Plaintiff repeats and realleges each allegation set forth herein.

48. The Individual Defendants, aided and abetted by the Company, have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Sybase and have acted to put their personal interests ahead of the interests of Sybase’s shareholders.

49. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

50. The Individual Defendants have violated their fiduciary duties by negotiating a transaction with SAP without regard to the fairness of the transaction to Sybase’s shareholders. Defendants Sybase and SAP directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Sybase stock.

51. As demonstrated by the allegations above, the Individual Defendants, aided and abetted by Sybase, failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Sybase because, among other reasons:

(a) they failed to properly value Sybase;

(b) they failed to properly maximize the value of Sybase common shares;

(c) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition; and

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(d) they are using the proposed sale of the Company to aggrandize their own wealth upon completion of the sale.

52. Because the Individual Defendants dominate and control the business and corporate affairs of Sybase, and are in possession of private corporate information concerning Sybase’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Sybase which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

53. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, aided and abetted by Sybase, have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class. As a result of defendants’ actions, plaintiff and the Class have been and will be harmed.

54. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

55. Unless enjoined by this Court, the Individual Defendants, aided and abetted by Sybase, will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Sybase’s valuable assets and businesses, will not supply to Sybase’s shareholders sufficient information to enable them to make a fully informed decision regarding whether to tender their shares, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the members of the Class.

56. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in plaintiff’s favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

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B. Declaring and decreeing that the Proposed Acquisition is in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders, and discloses all material information to shareholders regarding the Proposed Acquisition;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Sybase’s shareholders;

E. Rescinding, to the extent already implemented, the Proposed Acquisition and any proposals, voting agreements and termination fees associated therewith;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: May 21, 2010

ROBBINS GELLER RUDMAN & DOWD LLP

DARREN J. ROBBINS

RANDALL J. BARON

A. RICK ATWOOD, JR.

DAVID T. WISSBROECKER

EUN JIN LEE

A. RICK ATWOOD, JR.

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

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SULLIVAN, WARD, ASHER & PATTON, P.C.

CYNTHIA J. BILLINGS

25800 Northwestern Highway

1000 Maccabees Center

Southfield, MI 48075-1000

Telephone: 248/746-0700

248/746-2760 (fax)

Attorneys for Plaintiff

S:\CptDraft\Deal\Cpt Sybase_Pontiac Gen.doc

COMPLAINT FOR BREACH OF FIDUCIARY DUTY